UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-40370

BITFARMS LTD.

(Exact Name of Registrant as Specified in Its Charter)

110 Yonge Street, Suite 1601, Toronto, Ontario, Canada M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F  ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

This report on Form 6-K, including the interim condensed consolidated financial statements for the three months ended March 31, 2024 and management’s discussion and analysis for the three months ended March 31, 2024, shall be deemed to be incorporated by reference as exhibits to the Registration Statement of Bitfarms Ltd. on Form F-10 (File No. 333-272989) and the Registration Statement of Bitfarms Ltd. on Form S-8 (File No. 333-278868) and to be a part thereof from the date on which this report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

See the Exhibits listed below.

Exhibits

Exhibit No.	Description

99.1	Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2024
99.2	Management’s Discussion & Analysis for the three months ended March 31, 2024
99.3	CEO Certification of Interim Filings - Interim Certificate dated May 15, 2024
99.4	CFO Certification of Interim Filings - Interim Certificate dated May 15, 2024
99.5	Material Change Report dated May 15, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ Nicolas Bonta
	Name:	Nicolas Bonta
	Title:	Chairman and Interim Chief Executive Officer

Date: May 15, 2024

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